UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Viela Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 926613100

1.		NAMES OF REPORTING PERSONS 6 Dimensions Capital, L.P.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,124,118 common stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,124,118 common stock
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,124,118 common stock
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%(1)
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)         Percentage calculated based on 50,962,060 shares of common stock, being the common stock outstanding as of November 14, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019.

SCHEDULE 13G

CUSIP No. 926613100

1.		NAMES OF REPORTING PERSONS 6 Dimensions Affiliates Fund, L.P.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 217,059 common stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 217,059 common stock
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 217,059 common stock
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%(1)
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)         Percentage calculated based on 50,962,060 shares of common stock, being the common stock outstanding as of November 14, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019.

SCHEDULE 13G

CUSIP No. 926613100

1.		NAMES OF REPORTING PERSONS 6 Dimensions Capital GP, LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,341,177 common stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,341,177 common stock
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,341,177 common stock
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%(1)
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)         Percentage calculated based on 50,962,060 shares of common stock, being the common stock outstanding as of November 14, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019.

SCHEDULE 13G

CUSIP No. 926613100

1.		NAMES OF REPORTING PERSONS Lianyong Chen
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,341,177 common stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,341,177 common stock
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,341,177 common stock
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%(1)
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)         Percentage calculated based on 50,962,060 shares of common stock, being the common stock outstanding as of November 14, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019.

Item 1(a) Name of Issuer:

Viela Bio, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

One MedImmune Way, First Floor, Area Two, Gaithersburg, Maryland 20878.

Item 2(a) Name of Person Filing:

This Schedule 13G is filed jointly by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

1.              6 Dimensions Capital, L.P. (“6D Capital”);

2.              6 Dimensions Affiliates Fund, L.P. (“6D Fund”);

3.              6 Dimensions Capital GP, LLC (“6D GP”); and

4.              Dr. Lianyong Chen (“Dr. Chen”).

Item 2(b) Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is Unit 6706, 67/F, The Center, 99 Queen’s Road Central, Central, Hong Kong.

Item 2(c) Citizenship or Place of Organization:

The place of organization of each of 6D Capital, 6D Fund and 6D GP is the Cayman Islands. The citizenship of Dr. Chen is the United States.

Item 2(d) Title of Class of Securities:

Common stock, par value $0.001 per share (the “Common Stock”).

Item 2(e) CUSIP Number:

926613100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

(a)         Amount Beneficially Owned:

(i)    6D Capital directly owns 4,124,118 shares of Issuer’s Common Stock. 6D GP is the general partner of 6D Capital. Dr. Chen is the largest shareholder of 6D GP and controls 6D GP. Each of 6D GP and Dr. Chen may be deemed to beneficially own the shares held by 6D Capital.

(ii)   6D Fund directly owns 217,059 shares of Issuer’s Common Stock. 6D GP is the general partner of 6D Fund. Dr. Chen is the largest shareholder of 6D GP and controls 6D GP. Each of 6D GP and Dr. Chen may be deemed to beneficially own the shares of Common Stock held by 6D Fund.

(b)         Percent of Class:

See Row 11 of the cover page for each Reporting Person.

(c)          Number of shares as to which such persons have:

(i)             Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.

(ii)          Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.

(iii)       Sole power to dispose or to direct the disposition of: See Row 7 of the cover page for each Reporting Person.

(iv)      Shared power to dispose or to direct the disposition of: See Row 8 of the cover page for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2020

6 Dimensions Capital, L.P.

By:	/s/ Lianyong Chen
Name: Lianyong Chen
Title: Managing Director

6 Dimensions Affiliates Fund, L.P.

By:	/s/ Lianyong Chen
Name: Lianyong Chen
Title: Managing Director

6 Dimensions Capital GP, LLC

By:	/s/ Lianyong Chen
Name: Lianyong Chen
Title: Managing Director

Lianyong Chen

By:	/s/ Lianyong Chen

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1*	Joint Filing Agreement dated February 5, 2020, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13G